Exhibit 99.1

Trip.com Group to Hold Annual General Meeting on June 30, 2025

SINGAPORE, May 20, 2025 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced that it will hold an annual general meeting of shareholders (the “AGM”) on June 30, 2025 at 9:30 a.m. (Shanghai time) at the address of Building 16, 968 Jinzhong Road, Shanghai 200335, People’s Republic of China.

Holders of record of ordinary shares of the Company at the close of business on May 30, 2025 (Hong Kong time) are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American Depositary Shares (“ADSs”) as of the close of business on May 30, 2025 (New York time) who wish to exercise their voting rights for the underlying ordinary shares represented by their ADSs must act through The Bank of New York Mellon, the depositary of the Company’s ADS program (the “Depositary”), if the ADSs are held by holders on the books and records of the Depositary, or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be. The purpose of the annual general meeting is for the Company’s shareholders to consider, and if thought fit, pass and approve the resolutions as set forth in the notice of the annual general meeting, which is available on the Investor Relations section of the Company’s website at http://investors.trip.com/, as well as on the website of the U.S. Securities and Exchange Commission (the “SEC”) at http://www.sec.gov/ and the website of The Stock Exchange of Hong Kong Limited (the “HKEX”) at http://www.hkexnews.hk.

Trip.com Group has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2024, with the SEC and published its Hong Kong annual report pursuant to the Rules Governing the Listing of Securities on the HKEX. Trip.com Group’s annual report for the fiscal year ended December 31, 2024 can be accessed on the above-mentioned websites. Shareholders and ADS holders may request a hard copy of the Company’s annual report, free of charge, by contacting Investors Relations Department, Trip.com Group Limited, 30 Raffles Place, #29-01, Singapore 048622, or by email to iremail@trip.com.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for many travelers in Asia, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these factors and other risks and uncertainties is included in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: (+86) 21 3406 4880 X 12229

Email: iremail@trip.com